UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Ares Strategic Income Fund
(Name of Issuer)
Ares Strategic Income Fund
(Name of Person(s) Filing Statement)
Class I Shares of Beneficial Interest
(Title of Class of Securities)
04020E404, 04020E107 and U2225W101
(CUSIP Number of class of securities)
Class D Shares of Beneficial Interest
(Title of Class of Securities)
04020E305
(CUSIP Number of class of securities)
Class S Shares of Beneficial Interest
(Title of Class of Securities)
04020E206
(CUSIP Number of class of securities)

Ian Fitzgerald
General Counsel
Ares Strategic Income Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:
Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
February 20, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 20, 2026 by Ares Strategic Income Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 5% of its outstanding common shares of beneficial interest, par value $0.01 per share (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, and Class S common shares of beneficial interest, collectively, the “Shares”) as of January 31, 2026 at a price equal to the net asset value per Share of the applicable Class as of February 28, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This Amendment No. 1 to the Statement is being filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, to include additional written communications relating to the Offer and report preliminary results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
Item 4 (a)(1)(ix) of the Statement is hereby amended and supplemented by adding the following:
The Fund estimates that 45,301,737 Shares, or 11.6% of Shares outstanding as of January 31, 2026, were duly tendered to the Fund before the expiration of the Offer at 11:59 p.m., Eastern Time, on March 20, 2026 and not withdrawn.
The Fund intends to accept repurchase requests for 5% of Shares outstanding as of January 31, 2026. Therefore the Fund intends to repurchase 43.1% of requested amounts. As described in the Offer to Purchase, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares, and there is no repurchase priority for repurchase requests in the case of the death or disability of a shareholder.
Item 12 of the Statement is hereby amended and supplemented as follows:
(i)
Exhibit (a)(1)(iv) attached to the Statement is replaced by exhibit (a)(1)(iv) Form of Notice from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares; and

(ii)
The following exhibits are added to the Statement:

(a)(1)(vi) Q1 Tender Offer Update
(a)(1)(vii) Tender Offer Frequently Asked Questions
Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ARES STRATEGIC INCOME FUND
By:
/s/ Ian Fitzgerald

Name:
Ian Fitzgerald

Title:
General Counsel and Secretary

Dated: March 24, 2026

EXHIBIT INDEX
EXHIBIT
(a)(1)(iv)	Form of Notice from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares
(a)(1)(vi)	1Q26 Tender Update
(a)(1)(vii)	1Q26 Tender Update — Shareholder Q&A
EX-FILING FEES	Calculation of Filing Fee Tables